SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            PMC International, Inc.
                   -----------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   693437303
                   -----------------------------------------
                                (CUSIP Number)


                              September 24, 1997
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-(c)

      [ ] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693437303

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Och-Ziff Capital Management, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY
      EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares

      8     SHARED DISPOSITIVE POWER

            0 Shares

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

            This Amendment No. 1 is filed by Och-Ziff Capital Management, L.P. (the "Reporting Person") to amend the statement of ownership on Schedule 13G, originally filed on April 15, 1998, with respect to the Common Stock, par value $0.01 per share (the "Shares"), of PMC International, Inc. (the "Company").


      Items 1-3.  No amendment.


      Item 4.  Ownership.

      See cover page for the Reporting Person.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:     [x]


      Items 6-9.  No amendment.


      Item 10.    Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 25, 1998.  OCH-ZIFF CAPITAL MANAGEMENT, L.P.
                             By:  OCH-ZIFF ASSOCIATES, L.L.C.
                                   as General Partner

                             By:  /s/ Daniel S. Och
                             --------------------------------
                             Name:   Daniel S. Och
                             Title:  Managing Member